UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Pearl Diver Credit Company, LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

Pearl Diver Credit Company, LLC

747 Third Avenue

Suite 3603

New York, NY 10017

Telephone Number (including area code):

(617)872-0945

Name and address of agent for service of process:

The Corporation Trust Company

1209 Orange Street

Wilmington, Delaware 19801

With copies of Notices and Communications to:

Thomas Harman

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004-2541

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☒                              NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 23rd day of October, 2023.

Pearl Diver Credit Company, LLC

/s/ Indranil Basu
Indranil Basu
Chief Executive Officer

Attest: /s/Kelvin Ho

Name: Kelvin Ho

Title: Chief Compliance Officer